Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-287714

Final Term Sheet

AMERICAN TOWER CORPORATION

December 2, 2025

Issuer:	American Tower Corporation (“AMT”)

Coupon:	4.700% Senior Notes due 2032

Principal Amount:	$850,000,000

Maturity Date:	December 15, 2032

Benchmark Treasury:	3.750% due November 30, 2032

Benchmark Treasury Price and Yield:	99-12; 3.853%

Spread to Benchmark Treasury:	T + 90 basis points

Yield to Maturity:	4.753%

Price to Public:	99.685%

Ratings(1):	Baa3 (Positive) / BBB+ (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, commencing on June 15, 2026

Make-whole Call:	Prior to October 15, 2032 (two months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 15 basis points

Par Call:	At any time on or after October 15, 2032 (two months prior to their maturity date)

Trade Date:	December 2, 2025

Settlement Date(2):	December 5, 2025 (T+3)

CUSIP/ISIN:	03027XCR9 / US03027XCR98

Use of Proceeds:	We intend to use the net proceeds from this offering to repay existing indebtedness under the 2021 Credit Facility.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $839.5 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of all of the net proceeds to repay existing indebtedness under the 2021 Credit Facility.

Joint Book-Running Managers:	Barclays Capital Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC Santander US Capital Markets LLC TD Securities (USA) LLC

Senior Co-Managers:	BBVA Securities Inc.
BofA Securities, Inc.
BNP Paribas Securities Corp.
Chatham Financial Securities LLC
Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
ING Financial Markets LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(2)

We expect that the delivery of the notes will be made against payment on December 5, 2025, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated December 2, 2025 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Any non-U.S. registered broker-dealer will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Mizuho Securities USA LLC at 1-866-271-7403, RBC Capital Markets, LLC at 1-866-375-6829, Santander US Capital Markets LLC at +1-855-403-3636 and TD Securities (USA) LLC at +1-855-495-9846.